Exhibit 99.7

NICE Awarded Ten Year Contract Valued Up to $137 Million to
Modernize Federal Aviation Authority’s Incident Debriefing Solutions in
Over 770 Sites Globally

NICE’s advanced solutions will provide FAA with capabilities that enable faster incident response and provide greater visibility into incident data helping improve transportation safety

Hoboken, N.J., August 14, 2019 – Every day the FAA’s Air Traffic Organization provides service to more than 44,000 flights and 2.7 million airline passengers across more than 29 million square miles of airspace. To support its mission critical debriefing, incident handling and continuous improvement NICE (Nasdaq: NICE) today announced that the Federal Aviation Administration (FAA) has chosen NICE to support the rapidly evolving air traffic control requirements, awarding it a ten year contract with a potential value of up to $137 million.

“Millions of flyers rely upon the FAA daily to ensure their safety,” said Chris Wooten, Executive Vice President, NICE. “In mission critical times of need, the FAA needs to be best positioned to act fast and respond smartly. We at NICE recognize the need of this important work and are ready to support the FAA as it improves incident related debriefing and investigations. We look forward to continuing our years of service in supporting the FAA.”

For more information about NICE’s Air Traffic Control (ATC) solutions, please visit: www.nice.com/protecting/public-safety/air-traffic-control.

About the FAA
The Federal Aviation Administration (FAA) regulates and oversees all aspects of civil aviation in the United States. An agency of the United States Department of Transportation, the FAA is the element of the U.S. Government with primary responsibility for the safety of General Aviation (GA). The FAA was originally designated as the Federal Aviation Agency when established by the Federal Aviation Act of 1958. The present name was adopted in 1967 when the FAA became a component of the Department of Transportation. For more information, visit http://www.faa.gov/

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.